The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 9, 2025

VIA EDGAR TRANSMISSION

Kim McManus
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Ms. McManus:

On April 7, 2025, the Trust responded to the Commission staff’s (the “Staff”) oral comments provided to U.S. Bank Global Fund Services on March 12, 2025 regarding the Trust’s post-effective amendment (“PEA”) No. 53 to its registration statement on Form N-1A (the “April 7 Response Letter”). PEA No. 53 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on January 28, 2025. The sole purpose of PEA No. 53 was to register a new series of the Trust: Advent Convertible Bond ETF (the “Fund”).

The purpose of this letter is to respond to the Staff’s oral comments provided to U.S. Bank Global Fund Services on April 9, 2025 regarding the April 7 Response Letter.

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 53. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

PROSPECTUS
Summary Section – Principal Investment Strategies
1. Comment: Please confirm whether securities underlying the ETFs in which the Fund invests trade outside of a collateralized settlement system. If yes, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that to the extent those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note this could in turn lead to differences between the market price of the ETF shares and the underlying value of those shares.

Response: The Trust supplementally confirms that the securities underlying the ETFs are expected to be traded inside a collateralized settlement system, and as such no further disclosure is required.

2. Comment: Given that the Fund may invest in emerging markets, please disclose how the Fund would determine whether a security would be classified as coming from an emerging market.

Response: The Trust will add the following language:

“The Adviser considers a country to be an emerging market country if the country is represented in the MSCI Emerging Markets Index or another widely recognized emerging markets index. As of March 31, 2025, the MSCI Emerging Markets Index consisted of the following 24 emerging markets countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Kuwait, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and the United Arab Emirates. Emerging markets are often characterized by low to middle income but with rapid economic growth, as well as financial liberalization and institutional development.”

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If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Robert White, Advent Capital Management, LLC Steven Plump, The RBB Fund Trust Jillian Bosmann, Faegre Drinker Biddle & Reath LLP